Exhibit 99.6
COMMENTS BY SHAREHOLDERS’ AUDITORS FOR U.S. READERS
ON CANADA — U.S. REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in note 1 (b) and note 23 (f) to the consolidated financial statements. Our report to the shareholders dated February 22, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG llp
Chartered Accountants
Toronto, Canada
February 22, 2006